Exhibit 99.67

APHRIA SIGNS LETTER OF INTENT WITH SAQ TO SUPPLY UP TO 12,000 KG OF CANNABIS ANNUALLY TO QUEBEC MARKET

Aphria becomes one of the first suppliers of adult-use cannabis to La Belle Province

Leamington, Ontario — February 14, 2018 — Aphria Inc. (“Aphria” or the “Company”) (TSX: APH and US OTC: APHQF) today announced that it has signed a Letter of Intent with the Société des alcools du Québec (“SAQ”) to guarantee a supply of high-quality, safe and clean cannabis products for sale in the Quebec adult-use market through their retail outlets and e-commerce platform.

“We’re thrilled to partner with the SAQ to supply the Quebec adult-use market with a variety of high-quality, safe and pure cannabis products,” said Vic Neufeld, Chief Executive Officer of Aphria. Aphria is uniquely positioned to meet the anticipated demand in Canada’s second-largest market and we are pleased to be working closely with the SAQ and its management team as one of the first suppliers to the province.”

Under the terms of the agreement, the Company will supply the Quebec market with up to 12,000 kg of branded cannabis products in the first year of the agreement, including cannabis oils and other derivative products and several strains of high-quality Ontario- and B.C.-grown dried cannabis flower.

We Have a Good Thing Growing.

About Aphria

Aphria Inc., one of Canada’s lowest cost producers, produces, supplies and sells medical cannabis. Located in Leamington, Ontario, the greenhouse capital of Canada. Aphria is truly powered by sunlight, allowing for the most natural growing conditions available. Aphria is committed to providing pharma-grade medical cannabis, superior patient care while balancing patient economics and returns to shareholders.

For more information, visit: www.aphria.ca

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For media inquiries please contact:

Nina Godard

Edelman

nina.godard @edelman.com

416-455-6324

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, estimated margins, expectations with respect to actual volumes under the agreement, expectations for future growing capacity and costs, the completion of any capital project or expansions, and expectations with respect to future production costs. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving medical marijuana; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the medical marijuana industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.